DC:

No Act

P.E. 10-19-06



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2006

Murray D. Schwartz
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022-2585

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/14/2006

Re: First Hartford Corporation
Incoming letter dated October 19, 2006

Dear Mr. Schwartz:

This is in response to your letter dated October 19, 2006 concerning the shareholder proposal submitted to First Hartford Corporation by Richard E. Kaplan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.





Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Richard E. Kaplan
Echo Bridge Office Park
381 Elliot Street Suite 100L
Newton, MA 02464-1130

36369

Katten
KattenMuchinRosenman LLP

575 Madison Avenue
New York, NY 10022-2585
212.940.8800 tel
212.940.6400 fax

MURRAY D. SCHWARTZ
murray.schwartz@kattenlaw.com
212.940.8513 direct
212.894.5613 fax

October 19, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Office of Disclosure and Review
Division of Investment Management

Re: First Hartford Corporation - Omission of Shareholder Proposal in Proxy Material Pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934

Ladies and Gentlemen:

As counsel to First Hartford Corporation (the "Corporation"), whose principal activities are to purchase, develop, own, manage and distribute real estate through its subsidiaries, we are writing to seek confirmation that the Staff (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if the Corporation omits from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (the "Proxy Materials") the stockholder proposal and supporting statement (together, the "Proposal") submitted to the Corporation in a letter from Mr. Richard E. Kaplan, Echo Bridge Office Park, 381 Elliot Street Suite 100L, Newton, MA 02464-1130 on October 10, 2006. Pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934 (the "1934 Act"), enclosed are six copies of each of the following:

1. this letter;

2. Mr. Kaplan's letter, which contains the Proposal (attached as Exhibit A).

Grounds For Excluding the Proposal Pursuant to Rule 14a-8

The Corporation filed its definitive Proxy Materials October 16, 2006 has omitted the Proposal pursuant to Rule 14a-8 due to lack of timeliness of the Proposal.

Rule 14a-8(e)(2) under the Exchange Act establishes the deadline by which stockholder proposals must be submitted for a company's regular scheduled annual stockholder's meeting. The Rule states that a proposal must be received at the company's principal executive offices "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Corporation's proxy statement for its 2005 annual stockholder's meeting was filed on October 27, 2005 and mailed to shareholders of record on or about October 28, 2005[1]. Accordingly, the deadline for timely receipt of stockholder proposals for inclusion in the Corporation's Proxy Materials was July 31, 2006. This deadline was included in the proxy statement for the Corporation's 2006 annual stockholder's meeting. The Corporation received Mr. Kaplan's proposal on October 10, 2006, 71 days after the July 31 deadline. In previous no-action letters, the Commission has strictly defined the timeliness requirements to Rule 14a-8, even in situations where a proposal was received by a company within a few days after the applicable deadline.[2] Consequently, we are of the opinion that the Proposal may be omitted by the Corporation from the Proxy Materials.

In addition, the Corporation hereby also requests that the Staff waive the 80-day requirement of Rule 14a-8(j)(l). To comply with this requirement, the Corporation would have had to file its no-action request by August 7, 2006. However, the Proposal was submitted on October 10, 2006 which was after the 80-day requirement. This request was filed as soon as practicable. The Staff has previously exercised its waiver of authority in similar circumstances.

In accordance with Rule 14a-8(j) under the 1934 Act, the Corporation is contemporaneously notifying Mr. Kaplan, by copy of this letter, of its intention to omit the Proposal from the Corporation's Proxy Materials.

<u>Request</u>

On behalf of the Corporation, we hereby respectfully request that the Staff express its intention

---

[1] The 2006 Annual Meeting is scheduled to be held within 30 days of the anniversary of the annual stockholder's meeting, which was held on November 30, 2005.

[2] See Bull & Bear U.S. Government Securities Fund, Inc. (available October 8, 1998)(stockholder proposal received eighteen days after deadline may be omitted); Bristol-Myers Squibb Company (available February 5, 1998) (stockholder proposal received three days after deadline may be omitted); Peco Energy Company (available December 29, 1994) (stockholder proposal received one day after deadline may be omitted); Lockheed Corporation (available February 6, 1991) (stockholder proposal received one day after deadline may be omitted); Knight-Ridder, Inc. (available December 26, 1990) (stockholder proposal received one day after deadline may be omitted).

OFFICES OF RICHARD E. KAPLAN

ECHO BRIDGE OFFICE PARK
381 ELLIOT STREET SUITE 100L
NEWTON, MASSACHUSETTS 02464-1130

Mail:

P.O. Box 620122
Newton, Massachusetts 02462-0122

(617) 965-4570

FAX (617) 965-4577

CERTIFIED MAIL, RRR

October 10, 2006

Stuart I. Greenwald, Secretary
First Hartford Corporation
P.O. Box 1270
149 Colonial Road
Manchester, Connecticut 06045-1270

Dear Mr. Greenwald:

Enclosed pursuant to SEC Rule 14a-8 is a shareholder proposal, including supporting statement, which I am submitting for inclusion in the Company's proxy statement for the first annual or special shareholder meeting for which this proposal is timely.

I have continuously held as registered owner at least $2,000 in market value of the First Hartford Corporation Common Stock for more than the past 10 years, and intend to continue to hold those shares through the date of the shareholder meeting for which my proposal is submitted.

Very truly yours,



Richard E. Kaplan

REKms
Enc.

Kaplan Shareholder Proposal
October 10, 2006

"Resolved, to amend the By-Laws by adding to Article IV:

Section 7. Independent Directors. At all times a majority of the Board of Directors, and of any committees, shall be Independent Directors; and no action of the Board, or of any committee, shall be valid unless approved by the affirmative vote of a majority of the Independent Directors. A Director is not Independent if within the preceding 5 years he has had any nontrivial relationship with the Company, other than service as a director. Relationships (business, social or family) with the following persons are considered relationships with the Company: (a) any officer or management employee of the Company or its affiliates, (b) any person owning beneficially 5% or more of the equity interests in the Company or any of its affiliates, or (c) family members or affiliates, of the foregoing. Independent Directors must be free from any appearance of predisposition toward the interests of management. A director elected by the Board cannot be considered an Independent Director until elected by the shareholders. Any Independent Director who ceases to qualify as such shall automatically cease to be a director. This Section cannot be amended by the Board of Directors.

Reasons:

The First Hartford Board consists entirely of insider management: Neil Ellis, President of the Company, and two subordinates who sit idly by while Ellis has treated the Company as his own private bank. Money has been loaned back and forth between the Company and other entities in the Ellis empire, sometimes without interest. Ellis also has transferred properties from the Company to other entities in his empire without Board approval. Because Ellis sets all salaries, including his own, none of the directors can stand up to Ellis to protect shareholder interests or demand accountability.

Has self-dealing by Ellis been fair to the shareholders? There has been no review by any independent third party and no scrutiny. In many cases, the transactions are not adequately documented nor have they been approved by the Ellis-dominated board.

Most recently, under pressure from my lawsuits, Ellis paid the shareholders a dividend of 10 cents per share, a total of around $300,000, which would have been progress had Ellis not also treated himself and his subordinate directors to supersized bonuses. These bonuses were more than twice the dividend to shareholders and more than the Company's income.

Over the past few years, Ellis has wasted over $1,000,000 of shareholder money resisting efforts to obtain disclosure of his self-dealing. Regardless, the Federal Court in Massachusetts still found that his inadequate disclosures violated the securities laws. Do we really want Ellis spending so much of our money to hide relevant facts from us?

This Company needs a board with a majority of independent directors to protect shareholder interests. The vast majority of public companies have a majority of independent directors. This proposal will move the Company into the corporate mainstream and provide much needed accountability.

Please vote FOR the proposal."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Hartford Corporation
Incoming letter dated October 19, 2006

The proposal relates to director independence.

There appears to be some basis for your view that First Hartford Corporation may exclude the proposal under rule 14a-8(e)(2) because First Hartford Corporation received it after the deadline for submitting proposals. We note in particular your representation that First Hartford Corporation did not receive the proposal until this deadline. Accordingly, we will not recommend enforcement action to the Commission if First Hartford Corporation omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that First Hartford Corporation did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j). Noting the circumstances of the delay, we grant First Hartford Corporation's request that the 80-day requirement be waived.

Sincerely,



Ted Yu
Special Counsel